EXHIBIT NO. 11

 Statement Regarding the Computation of Per Share Earnings

                                                                   September 30,
                                                      2000             1999
                                                      --------------------------

Basic earnings per common share                          $.94             $.60

Basic earnings per common share before
  merger-related expenses                                 .94              .85

Basic weighted average number of shares
    outstanding                                    11,924,492       11,655,706

Diluted earnings per common share                         .93              .58

Diluted earnings per common share before
  merger-related expenses                                 .94              .83

Diluted weighted average number of shares
  outstanding                                      11,960,604       11,915,845